April 30, 2025

Catherine De Lorenzo & Jeffrey Gabor

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Gratus Capital Properties Fund III LLC.
Offering Statement on Form 1-A Filed November 27, 2024 File No. 024-1253

Ms. Kim & Mr. Lee:

Please see below for responses to the Division’s letter dated December 23, 2024 regarding the above captioned matter. All questions have been addressed in the 1st Amended Preliminary Offering Circular on Form 1-A, filed April 30, 2025 (“1st APOC”), as further herein detailed. Note that the Company is aware that this filing does not include Audited Financial Statements through fiscal year end 2024. That audit is still being finalized and the Company will submit a further amended PQA with that audit incorporated as quickly as possible. In the meantime, the Company would appreciate if the Staff would review the below responses to its comments and let it know what, if any, additional comments it would like the Company to address.

Offering Statement on Form 1-A filed November 27, 2024

Cover Page

1. We note that investors who purchase at least $500,000 in Class A Units, who purchase Units through a RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the Company does business are also eligible to take advantage of the Company’s Side Letter Agreement and are assigned cashflows from the Company’s Class C Members. Please tell us what consideration you have given as to whether these Class A+ Members hold a new security.

From a corporate law perspective the Company believes that Class A+ Members hold Class A Units of the Company, not a new class of membership units. The Company has not given significant consideration as to whether or not the Class A+ Members hold a new security from a federal securities law perspective because it is not aware of any practical legal difference this characterization would make. Class A+ Membership was introduced in February of 2024 as part of a post-qualification amendment during a time when the Company had paused the sale of securities. No Class A+ Members signed the side letter agreement until after the Company’s Regulation A offering was requalified on March 7, 2024. Therefore there should not be any concern under Section 5 of the Securities Act. The Company believes it has also fully and completely described the nature of the Side Letter Agreement. However, to the extent the Staff would like the Company to add further explanation in its offering materials, or to the extent it would like the Company to provide specific disclosures about the number of Units held by Class A+ Members, it would be happy to so do.

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2. Rule 253(b)(4) of Regulation A requires that you fix the volume of securities that you are qualifying for in this offering. Please state the volume of the Class A, Class B, and Class A+ Interests separately that you intend to qualify in this offering here and elsewhere as appropriate.

The Company has updated the cover page of the 1st APOC to address this comment.

3. We note that Investors will receive Class A Units if they either (a) purchase at least One Hundred Thousand Dollars ($100,000) worth of Investor Interests; or (b) have previously invested in Affiliates of the Manager and the Manager agrees to admit them as Class A Members, in the sole discretion of the Manager. Please revise to include more detail as to how the manager will exercise its discretion.

The Company has updated pages 2, 23, and 54 of the 1st APOC to address this comment.

4. We note that you disclose in Part I, Item 4 of your Form 1-A notification that $3,359,460.00 of the aggregate offering price is attributable to securities being offered on behalf of selling securityholders. With reference to Item 1(d) of Part II of Form 1-A, to the extent there is a resale component to this offering, please separately state the amount of securities offered by selling securityholders on the cover page, and provide the disclosure required by Item 5(d) in the Distribution section. Alternatively, if there is no resale component, please revise your response to Part 1, Item 4 or otherwise advise.

The Company has revised Part I, Item 4 to address this comment. None of the aggregate offering price should be attributable to securities being offered on behalf of selling securityholders.

5. Please revise here and elsewhere as appropriate to clarify the maximum period of time a purchaser's funds may be held before the manager determines to accept or reject a subscription. We note your disclosure that the subscription funds may remain in the company's escrow account for up to 180 days from the first date of deposit.

The Company has updated the cover page of the 1st APOC to address this comment.

Risk Factors

Risks Related to Our Corporate Structure, page 17

6. We note your disclosure of the risks associated with being deemed an investment company. Please revise to include the risk that if you are deemed to be an investment company you will no longer meet the eligibility requirements of Form 1-A. See Rule 251(b)(4).

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The Company has updated its risk factors on page 18 of the 1st APOC to address this comment.

Dilution, page 22

7. Please revise to include a detailed discussion of the dilutive impact of Class A, Class B, and Class C interests on investors prior to and after the offering. We note Class C interest holders paid $10 per interest and will receive substantially more distributable cash, profit, and loss allocation, and voting rights per interest than Class A interest holders. We also note your disclosure that investors of this offering may pay more than $11.08 per interest.

The Company has updated the Dilution section of the 1st APOC to address this comment.

Description of Business

Investment Policies of the Company, page 40

8. Please revise to include more detailed disclosure regarding your investment policies for evaluating any real estate properties, real estate backed loans, and other real estate backed investments. For example, we note your risk factor disclosure on page 10 that if you acquire commercial real estate, you will be highly dependent on the economic viability of your tenants. Please include details such as how you intend to evaluate tenant quality for future investments in your investment policies. Please also revise your risk factor disclosure as appropriate.

The Company has updated the Investment Policies of the Company Section of the 1st APOC and added further risk factors to address this comment.

Description of Property, page 41

9. Please revise to include a description of the company's properties as required by Item 8 of Form 1-A. Please include risks, competitive factors, and all other material details associated with the properties. See Item 11 of Industry Guide 5.

The Company has updated the Description of Property section of the 1st APOC to address this comment.

Manager, Executive Officers, Promoters and Control Persons, page 48

10. We note your disclosure on page 60 that the manager manages other investment opportunities and funds outside of the company. To the extent that any of your executive officers or other significant employees work part-time for the company, please revise your table on page 48 to indicate the average number of hours per week or month such person works or is anticipated to work. Refer to Item 10 of Form 1-A.

The Company has updated the Manager, Executive Officers, Promoters and Control Persons section of the 1st APOC to address this comment.

Executive Compensation, page 51

11. Please revise to include all compensation awarded to, earned by, accrued, or paid to your executive officers and affiliates in your compensation table and narrative disclosure. We note your disclosure on pages 28 and 52 that the manager has been paid acquisition fees and has accrued but not yet been paid additional fees in connection with the manager’s efforts in conducting due diligence and making the investment opportunity available to investors.

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The Company has updated the Executive Compensation Section of the 1st APOC to address this comment.

Withdrawal Policy, page 57

12. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your withdrawal policy. We urge you to consider all the elements of your withdrawal policy in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your policy is consistent with such relief. To the extent you have questions as to whether the policy is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company recently Amended and Restated its Operating Agreement to modify the Withdrawal provision to ensure it is consistent with the no action relief previously granted by the Division of Corporation Finance. As amended, under the Company’s Withdrawal Policy:

•	The Policy will be fully disclosed to Company Members in the Company’s Offering Circular;

•	The Company will not solicit Withdrawals from Members (except to the extent providing explanations of the Withdrawal Policy within the Company’s Offering Documents and in response to Member or prospective Member questions could be construed as “solicitation”); Unitholders desiring to Withdrawal will do so of their own volution and not at the behest, invitation, or encouragement of the Company;

•	The Company’ role in the Withdrawal Policy will be purely ministerial;

•	The Unit Price for any Withdrawal will generally be equal to the net asset value (“NAV”) per Unit times a 5% discount factor, the Company will file Offering Circular Supplementals disclosing any changes to the current NAV per Unit, and will publish its current per Unit NAV on its website;

•	In the event the Company does not have sufficient Cash Available for Withdrawals to distribute the requested amounts to all Members that have outstanding withdrawal requests, the Company will distribute that portion of the Cash Available for Withdrawals remaining in such quarter to all withdrawing Members pro rata based upon the relative amounts being withdrawn as set forth in the Withdrawal Request.

•	Withdrawals for a calendar year will generally be limited to 5.0% of the Interests of the Company as of December 31 of the prior year;

•	There is no secondary trading market for Company Units;

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•	No secondary trading market is likely to develop, but if such a market were to develop, the Company would suspend its Withdrawal Policy;

•	Unless suspended in the event that a secondary trading market develops or the Company’s Manager, the Withdrawal Policy is intended to remain open indefinitely for the life of the Company;

•	The Withdrawal Policy is open to all Investors.

As of the date of this letter, no Member has yet made a Withdrawal pursuant to the Company’s Withdrawal policy. The estate of one recently deceased member has recently requested to Withdrawal from the Company, and that request will be processed in accordance with the Company’s Amended Withdrawal policy.

13. It appears that you may approve requests for withdrawals during the offering period of the interests being qualified in this offering circular.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your withdrawal  policy.  We urge you to consider all the elements of your withdrawal policy in determining whether the policy is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent you have questions regarding your policy, you may contact the Division of Trading and Markets at 202551-5777.

The Company believes that its Withdrawal Policy, as set forth in the Amended and Restated Company Agreement, qualifies for class exemptive relief under the Alston & Bird LLP October 22, 2007 letter. Of particular note:

•	There is no trading market for Company Units;

•	No trading market is likely to develop, but if such a market were to develop, the Company would suspend Withdrawals;

•	The Company’s Withdrawal Policy, by its own terms, does not allow the Company to exceed the then current public offering price;

•	The terms of the Company’s Withdrawal Policy are fully disclosed in its Form 1-A filing; and

•	The Company is otherwise in compliance with Regulation M.

Policies with Respect to Certain Transactions

Conflicts of Interest, page 60

14. Please revise to include more fulsome disclosure of any material conflict of interests between your manager and its affiliates and investors. Please see Item 5 of Industry Guide 5.

The Company has updated the Conflicts of Interest section of the 1st APOC to address this comment.

Prior Performance, page 61

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15. Please revise you prior performance narrative and tables to include all material information referenced in Industry Guide 5. For example, we note that Table IV on page 68 does not include the dollar amount raised or the closing date of the offering described in Appendix II of the Guide.

The Company has updated the past performance tables to address this comment. Note that this involved removing most of the prior performance information because it fell outside of the three or five year timelines set forth in Appendix II of Industry Guide 5.

Consolidated Financial Statements, page F-1

16. We note that within the interim financial statements, the columns of information for the 6 months ended June 30, 2023 and the year ended December 31, 2022 are labeled "restated".   Such information also appears to differ from the amounts included in previous filings. We could not locate any disclosures discussing the events surrounding the restatement and the reasons for such restatement. Please provide to us and revise your filing to include the disclosures required related to correction of an error in previously issued financial statements.   Reference is made to paragraphs 25010-50-7 through 11 of the Financial Accounting Standards Codification.

The Company owns majority interests in Compass Apartments I, LLC and Current33 Apartments I, LLC, so the asset of these two entities should have been consolidated in its financial statements. However, the Company has previously prepared and disclosed financial statements for the six months ended June 30, 2023 and the year ended December 31, 2022 using the equity method of accounting. The Company has included the relevant disclosures related to the restatement of the financial statements for these two time periods on page F-25 of the 1st APOC.

Property, Equipment and Depreciation, page F-8

17. Please expand your disclosures to provide additional details related to your accounting policy for construction in progress.   Your expanded disclosures should include discussion regarding the types of expenses that are potentially capitalized, other than interest, such as, taxes, salaries and other general and administrative expenses. As a part of this discussion, please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends.   Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.

The Company has revised pages F-9 and F-26 of its financial statements to address this comment.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-27

18. Reference is made to your disclosure on page F-27 where you indicate that no revenue recognized from performance obligations satisfied during the period from inception to June 30, 2024. This appears to contradict your discussion within MD&A on page 44. Please revise and expand your disclosures to discuss your accounting policy for the revenue streams discussed within your MD&A.

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The statement that no revenue recognized from performance obligations satisfied during the period from inception to June 30, 2024 was erroneous. The Company has revised its financial statements to address this comment.

Exhibits

19. Please amend your filing to ensure all of your exhibits are submitted in a text searchable format. Please refer to item 301 of Regulation S-T.

The Company has reattached Exhibits #s 1.1, ,2.2, 6.2, 6.3, 6.4, and 8 to the 1st APOC in a text searchable format. References to exhibits 2.1 and 6.2 have been replaced by text searchable versions filed as an attachment to the Company’s April 29, 2025 1-U.

Signature, page 76

20. Please revise to include the signatures of your principal executive officer, principal financial officer, and principal accounting officer. See Instructions to Signatures of Form 1-A.

The Company has updated the signature page of the 1st APOC to address this comment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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